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New York, NY 10019-6099
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VIA EDGAR

September 14, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Aamira Chaudhry and Doug Jones
Division of Corporation Finance

Re:	HealthEquity, Inc. Form 10-K for the Fiscal Year Ended January 31, 2022 Filed March 31, 2022 Form 10-Q for the Interim Period Ended April 30, 2022 Filed June 8, 2022 File No. 001-36568

Dear Ms. Chaudhry and Mr. Jones:

On behalf of HealthEquity, Inc. (“HealthEquity” or the “Company”), set forth below are HealthEquity’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated September 1, 2022 to Mr. Tyson Murdock, Executive Vice President and Chief Financial Officer of the Company.  For your convenience, we have set forth below the Staff's comments in italics, followed by HealthEquity’s responses thereto.  As further described below, the Company has already incorporated changes in response to certain of these comments in its recent Form 10-Q for the Interim Period Ended July 31, 2022 (the “2Q Form 10-Q”), filed on September 8, 2022.

Form 10-K for the Fiscal Year Ended January 31, 2022

Management's Discussion of Financial Condition and Results of Operations
Key financial and operating metrics
Adjusted EBITDA, page 40

1.
You present your non-GAAP measure "adjusted EBITDA" as a percentage of revenue.  Please present on this basis in your periodic filings with equal or greater prominence the comparable GAAP measure to "adjusted EBITDA." Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Ms. Aamira Chaudhry
Mr. Doug Jones
Securities and Exchange Commission
September 14, 2022

In response to this comment, we have added in our 2Q Form 10-Q (see page 24), and will add in our future periodic filings, a presentation of our net income (loss), the comparable GAAP measure, as a percentage of revenue, prior to our presentation of Adjusted EBITDA as a percentage of revenue.

Key components of our results of operations

Operating expenses, page 42

2.
You disclose technology and development operating expense include the costs of operating your on-demand technology infrastructure. Please explain to us your consideration of classifying these costs in cost of revenue as it appears you generate revenue from operating your platforms.

We classify costs as either cost of revenue or operating expenses based on our judgment whether the costs are associated directly with generating revenue and the services rendered under our performance obligations.  Considering the guidance in ASC 705 and Rule 5-03 of Regulation S-X, we include as service costs within cost of revenue our costs to fulfill our performance obligations, which primarily relate to the administration of health savings accounts and other consumer-directed benefit accounts, managing employer client, partner and member relationships, and processing reimbursement claims.  These service costs relate primarily to personnel and related costs that vary based on the volume of administration services provided under, and the number of employees required to fulfill, these performance obligations.

In contrast, we classify the costs of developing, maintaining, and ensuring the security and compliance of our technology infrastructure as technology and development operating expenses, because these costs are not associated directly with the services rendered under our performance obligations, and do not vary directly in response to our volume of performance obligations.  Other than certain immaterial amounts, we do not invoice our customers for the use of our technology platforms, sell our technology infrastructure to our customers, nor do we offer it as a software-as-a-service offering.

Liquidity and capital resources
Cash flows from operating activities, page 47

3.
Your discussion of cash flows from operating activities appears to be a recitation of the items presented in your statement of cash flows of how the amount of operating cash flow was derived for each period. Your discussion also refers to noncash items that do not impact cash. Pursuant to Item 303 of Regulation S-K, your discussion should be an analysis of why operating cash materially changed between periods presented. This includes discussing material changes in underlying factors, particularly in regard to working capital, between periods. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance. Please revise the disclosure in your annual and interim period filings as appropriate.

Ms. Aamira Chaudhry
Mr. Doug Jones
Securities and Exchange Commission
September 14, 2022

In response to this comment, we have revised in our 2Q Form 10-Q (see page 31), and we will revise in our future periodic filings, our discussion of our cash flows from operating activities to focus on the material changes in underlying factors between the relevant periods, removing references to noncash items that do not impact our cash flow from operating activities.

Item 8. Financial Statements and Supplementary Data
Note 6. Intangible assets and goodwill, page 70

4.	Please revise to present accumulated amortization for each major intangible asset class. Refer to ASC 350-30-50-2.a.1 for guidance.

As requested, we have included in our 2Q Form 10-Q (see page 11), and will include in our future periodic filings, a presentation of accumulated amortization for each major class of intangible assets presented in the table.

Form 10-Q for the Interim Period Ending April 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
17

5.
We note the loss from operations in each three months ended period from the interim period ended July 31, 2021 to the current interim period. Please disclose the reason(s) for this apparent trend and provide other relevant trend information pursuant to Item 303 of Regulation S-K. Also refer to Release Nos. 33-6835 and 33-8350 for further guidance.

Given the line items and other factors that comprise loss from operations and the various items, both macroeconomic and Company-specific, that potentially impact this line item (including some that may have a significant positive impact), we do not consider this a “known trend” that is “reasonably likely” to come to fruition within the meaning of Item 303 of Regulation S-K, even though, as noted, we experienced a loss from operations in each fiscal quarter from the fiscal quarter ended July 31, 2021. We note that we do include disclosure of known trends with respect to various components of our financial results, both with respect to the completed fiscal periods as well as future periods, where appropriate.  See, among others (taken from our 2Q Form 10-Q):
•	our discussion of custodial revenue (“Although interest rates have increased, we expect our custodial revenue to continue to be adversely affected . . .” See page 20.);

Ms. Aamira Chaudhry
Mr. Doug Jones
Securities and Exchange Commission
September 14, 2022

•
cost of revenue (“On an annual basis, we expect our cost of revenue to continue to increase as a percentage of our total revenue, primarily due to the inclusion of a full year of Further's results of operations and expected increases in stock-based compensation.” See page 28.);

•
sales and marketing expense (“We expect our sales and marketing expenses to increase for the foreseeable future as we focus on our cross-selling program and marketing campaigns. On an annual basis, we expect our sales and marketing expenses to increase as a percentage of our total revenue, primarily due to the inclusion of a full year of Further's results of operations and expected increases in stock-based compensation.” See page 28.);

•
technology and development expense (“We expect our technology and development expenses to increase for the foreseeable future as we continue to invest in the development and security of our proprietary technology. On an annual basis, we expect our technology and development expenses to increase as a percentage of our total revenue, primarily due to the inclusion of a full year of Further's results of operations, expected increases in stock-based compensation, and our growth initiatives.” See page 28.);

•
general and administrative expense (“We expect our general and administrative expenses to increase for the foreseeable future due to the additional demands on our legal, compliance, and accounting functions that we incur as we continue to grow our business. On an annual basis, we expect our general and administrative expenses to increase as a percentage of our total revenue, primarily due to the inclusion of a full year of Further's results of operations, expected increases in stock-based compensation, and our growth initiatives.” See page 29.); and

•
interest expense (“On an annual basis, we expect interest expense to increase, primarily from the inclusion of a full year of interest expense on the $600.0 million aggregate principal amount of the Notes, which were issued in October 2021, and due to the impact of increased interest rates on our term loan facility, which had an outstanding principal balance of $345.6 million as of July 31, 2022.” See page 29.).

We will continue to consider each quarter additional disclosure of known trends as appropriate.

Should you or any other member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Tyson Murdock
Delano Ladd